UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of September, 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of listed company


SPIRENT PLC



2. Name of shareholder with a major interest


FIDELITY INTERNATIONAL LIMITED



3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER IN 2 ABOVE AND ITS DIRECT AND INDIRECT SUBSIDIARIES, BEING
 NON-BENEFICIAL HOLDERS



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


JP MORGAN BOURNEMOUTH (FPM)                                    8,348,414
STATE STR BK AND TR CO LNDN (FPM)                              6,940,209
NORTHERN TRUST LONDON (FPM)                                    6,389,700
HSBC BANK PLC (FPM)                                            1,676,200
MELLON BANK (FPM)                                              1,651,600
BANK OF NEW YORK BRUSSELS (FPM)                                1,621,800
BANKERS TRUST LONDON (FPM)                                       823,500
MIDLAND SECURITIES SERVICES (FPM)                                415,500
CLYDESDALE BANK PLC (FPM)                                        130,700
JP MORGAN BOURNEMOUTH (FISL)                                  23,968,276
BROWN BROS HARRIMN LTD LUX (FIL)                              23,970,494
JP MORGAN, BOURNEMOUTH (FIL)                                     665,200
BANK OF NEW YORK BRUSSELS (FIL)                                  415,700
NORTHERN TRUST LONDON (FIL)                                      105,300
JP MORGAN, BOURNEMOUTH (FII)                                   1,192,800
TOTAL                                                         78,315,393


FPM = Fidelity Pension Management
FISL = Fidelity Investment Services Limited
FIL = Fidelity International Limited
FII = Fidelity Investments International




5. Number of shares / amount of stock acquired


NOT KNOWN



6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


NOT KNOWN



7. Number of shares / amount of stock disposed


-



8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


-



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


NOT KNOWN



11. Date company informed


28 SEPTEMBER 2005





12. Total holding following this notification


78,315,393



13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)


8.11%



14. Any additional information


ON 28 SEPTEMBER 2005 THE SHAREHOLDER REPORTED TO THE COMPANY THAT IT HAD REDUCED ITS HOLDING IN THE COMPANY FROM 77,397,971 SHARES (8.02%) TO A HOLDING OF 76,839,571 SHARES (7.96%). THE SHAREHOLDER THEN LATER ON 28 SEPTEMBER 2005 REPORTED TO THE COMPANY THAT IT HAD INCREASED ITS HOLDING TO 78,315,393
SHARES (8.11%) AS SHOWN ABOVE.



15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of duly authorised company official of the listed company responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY



Date of notification


29 SEPTEMBER 2005





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 29 September, 2005                   By   ____/s/ Luke Thomas____

                                                    (Signature)*